Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                January 4, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1704
            Alerian MLP Infrastructure & Income Portfolio, Series 1
                       File Nos. 333-221664 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comments given during a telephone conversation with our office on January 3, 2018 regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1704, filed on December 29, 2017 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Alerian MLP Infrastructure & Income Portfolio, Series 1 (the "Trust").

PROSPECTUS

General Comment

      1. Given that the name of the Trust does not include the name of the index it replicates and is similar to the name of another index provided by Alerian, please explain supplementally why the name of this Trust is not misleading to investors.

      Response: As stated in the Trust's 80% policy, the Trust invests at least 80% of the value of its assets in equity securities of North American master limited partnerships ("MLPs") and energy infrastructure companies that meet certain cash flow criteria. As such, the name reflects the types of securities that the Trust will invest in, namely, MLPs and infrastructure companies. As for other indices provided by Alerian, no other index has the exact same name as the Trust. Because the Trust's name reflects its holdings, the sponsor does not believe the name is misleading to investors.

Investment Summary -- Security Selection

      2. Please revise the second sentence in this section to quantify the ratings and change "average" to "median."

      Response: The prospectus has been revised as requested.

      3. In the last sentence of this section, please delete the word "strong" and replace it with the ratings criteria used by the Trust.

      Response: The prospectus has been revised as requested.

Investment Summary -- Alerian Energy Infrastructure Capital Strength Select
Index

      4. Please revise the fourth step to indicate that the Index rebalances quarterly.

      Response: The prospectus has been revised as requested.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.



                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren